                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ___________________

                                   Form 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              ___________________


                           FIRST INTERSTATE BANCORP
     --------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


            Delaware                                     95-1418530
-------------------------------------------  ---------------------------------
 (State of Incorporation or Organization)              (IRS Employer
                                                     Identification No.)


 633 West Fifth Street, Los Angeles, California                  90071
-----------------------------------------------                ----------
   (Address of principal executive offices)                    (zip code)


If this Form relates to the             If this Form relates to the
registration of a class of debt         registration of a class of debt
securities and is effective upon        securities and is to become effective
filing pursuant to General              simultaneously with the effectiveness
Instruction A(c)(1) please check the    of a concurrent registration
following box.   [ ]                    statement under the Securities Act of
                                        1933 pursuant to General Instruction
                                        A(c)(2) please check the following
                                        box.           [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

Common Stock Purchase Rights                   New York Stock Exchange
                                               Pacific Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
-------------------------------------------------------------------------------
                                (Title of class)


-------------------------------------------------------------------------------
                                (Title of class)

Item 1.  Description of Registrant's Securities to be
         Registered.

         On November 21, 1988, the Board of Directors of First Interstate Bancorp (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock par value $2.00 per share (the "Common Shares"), of the Company. The dividend was payable on December 30, 1988 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company, at a price of $170.00 per Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Interstate Bank, Ltd., as Rights Agent (the "Rights Agent"). This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares other than pursuant to a Qualified Offer (as defined below), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, as described below.

          The Purchase Price payable, the number of shares or other securities or property issuable upon exercise of the Rights, and the number of outstanding Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) with certain exceptions, upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

          A Qualified Offer is a tender offer or exchange offer for all outstanding Common Shares which is determined by the non-management directors to be fair to and otherwise in the best interests of the Company and its shareholders.

          In the event that the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold (any such event, a "Flip-Over Event"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person (unless such person first acquires 20% or more of the outstanding Common Shares by a purchase pursuant to a Qualified Offer), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership or 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

          At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, rounded upward for each holder to the nearest $.01 (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes a Triggering Event to occur unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not effect any prospective offeror willing to make an offer for all outstanding shares of Common Stock at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors or affect any prospective offeror willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since, pursuant to the Rights Agreement, the Rights are not exercisable in such an event. In this regard, on November 5, 1995, the Company, First Bank System, Inc. ("FBS") and Eleven Acquisition Corp. ("FBS Sub") executed an Agreement and Plan of Merger (the "Merger Agreement"), providing for, among other things, the merger of FBS Sub with and into the Company. In connection with the execution of the Merger Agreement, the Company executed an amendment (the "Amendment") to the Rights Agreement in order to (x) amend the definition of "Acquiring Person" set forth in the Rights Agreement to provide that so long as FBS is in compliance with all material terms, conditions and obligations imposed upon it by the Merger Agreement and the Stock Option Agreement, dated as of November 5, 1995, between the Company, as issuer, and FBS, as grantee (the "Stock Option Agreement"), neither FBS nor any affiliated or associated party (collectively with FBS, the "FBS Parties") will be deemed to be an Acquiring Person by virtue of the fact that FBS is the Beneficial Owner (as defined in the Rights Agreement) solely of Common Stock (i) of which any FBS Party is or becomes the Beneficial Owner by reason of the approval, execution or delivery of the Merger Agreement or the Stock Option Agreement, or by reason of the consummation of any transaction contemplated in the Merger Agreement and/or the Stock Option Agreement, (ii) of which any FBS Party is the Beneficial Owner on November 5, 1995, (iii) of which any FBS Party becomes the Beneficial Owner after November 5, 1995, provided,
                                                                   --------
however, that the aggregate number of Common Shares which may be Beneficially
-------
Owned by the FBS Parties pursuant to this clause (iii) shall not exceed 5% of the number of shares of Common Stock outstanding, (iv) acquired in satisfaction of a debt contracted prior to November 5, 1995, in good faith, (v) held by any FBS Party in a bona fide fiduciary or depository capacity or (vi) owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or (B) an investment account, for either of which any FBS Party acts as investment advisor and (y) to exclude any of the transactions contemplated by the Merger Agreement from constituting a Flip-Over Event.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, the Form of Right Certificate (contained in the Rights Agreement as Exhibit B), and a Form of Letter sent to the Company's stockholders upon declaration of the distribution of Rights on December 30, 1988, were attached as exhibits to the Company's Form 8-A filed with the Securities and Exchange Commission on November 23, 1988 and are incorporated herein by reference. The Amendment is attached hereto as Exhibit 2.3 and is incorporated herein by reference. The foregoing descriptions of the Rights, the Rights Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to such exhibits.

Item 2.   Exhibits

          1.1  Form of Right Certificate (incorporated by reference to Exhibit
               1.1 to the Registrant's Registration Statement on Form 8-A dated November 23, 1988).

          2.1 Rights Agreement dated as of November 21, 1988 between First Interstate Bancorp and First Interstate Bank, Ltd., as Rights Agent (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form 8-A dated November 23, 1988).

          2.2 Form of letter to be sent to stockholders of First Interstate Bancorp (incorporated by reference to Exhibit 2.2 to the
               Registrant's Registration Statement on   Form 8-A dated November
               23, 1988).

          2.3 Amendment, dated as of November 5, 1995, to the Rights Agreement, dated as of November 21, 1988, by and between First Interstate Bancorp and First Interstate Bank, Ltd., as Rights Agent.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                         FIRST INTERSTATE BANCORP



                         By: /s/ William J. Bogaard
                             --------------------------------
                             Name:   William J. Bogaard
                             Title:  Executive Vice President
                                      and General Counsel



Dated:  November 15, 1995

                                 EXHIBIT INDEX

Exhibit
Number                   Description
------                   -----------

1.1                      Form of Right Certificate (incorporated by reference to
                         Exhibit 1.1 to the Registrant's Registration Statement on Form 8-A dated November 23, 1988).

2.1 Rights Agreement dated as of November 21, 1988 between First Interstate Bancorp and First Interstate Bank, Ltd., as Rights Agent (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form 8-A dated November 23, 1988).

2.2 Form of letter to be sent to stockholders of First Interstate Bancorp (incorporated by reference to Exhibit 2.2 to the Registrant's Registration Statement on Form 8-A dated November 23, 1988).

2.3 Amendment, dated as of November 5, 1995, to the Rights Agreement, dated as of November 21, 1988, by and between First Interstate Bancorp and First Interstate Bank, Ltd., as Rights Agent.